EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012 (a)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$3,668	$3,832	$3,636	$3,204	$1,622
Fixed charges	2,170	1,859	1,871	1,886	1,510
Distributed income of equity investees	30	104	136	109	151
Deduct:
Preferred dividend requirements of subsidiaries	—	—	—	—	3
Interest capitalized	10	18	7	8	30
Total earnings	$5,858	$5,777	$5,636	$5,191	$3,250

Fixed charges:
Interest on debt, including capitalized portions	$2,066	$1,733	$1,733	$1,760	$1,420
Estimate of interest within rental expense	104	126	138	126	87
Preferred dividend requirements of subsidiaries	—	—	—	—	3
Total fixed charges	$2,170	$1,859	$1,871	$1,886	$1,510
Ratio of earnings to fixed charges	2.7	3.1	3.0	2.8	2.2
Ratio of earnings to fixed charges and preferred dividends combined(c)	2.7	3.1	3.0	2.8	2.2
(a)    Includes the results of Progress Energy, Inc. beginning on July 2, 2012.
(b)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)    For the period presented, Duke Energy Corporation had no preferred stock outstanding.